Exhibit 5.3

[Letterhead of Sullivan & Cromwell LLP]

August 25, 2011

Ministère des Finances

du Québec,

12 rue Saint-Louis,

Québec, Québec

Canada G1R 5L3.

Dear Sirs:

As special United States tax counsel to Québec in connection with the sale by Québec of its U.S.$1,400,000,000 2.750% Global Notes Series QK due August 25, 2021 (the “Notes”), we hereby confirm to you our advice as set forth under the heading “Tax Matters — United States Taxation” in the Prospectus Supplement dated August 18, 2011 to the Prospectus dated February 15, 2011, relating to the Notes, subject to the limitations noted therein, and we consent to the filing of this letter as an exhibit to the amendment to Form 18-K to be filed by Québec.

By giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Sullivan & Cromwell LLP